August 1, 2019

Herm Cukier
Chief Executive Officer
BioDelivery Sciences International, Inc.
4131 ParkLake Avenue, Suite 225
Raleigh, NC 27612

       Re: BioDelivery Sciences International, Inc.
           Registration Statement on Form S-3
           Filed July 29, 2019
           File No. 333-232880

Dear Mr. Cukier:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Robert E. Puopolo - Goodwin Procter LLP